Exhibit 99.5

Bitfarms Reports First Quarter 2022 Results

- Mined 961 Bitcoin in Q1 2022 at an average cost of $8,700/Bitcoin -

- Revenues improved to $40 million in Q1 2022, up 42% from $28 million in Q1 2021 -

- Adjusted EBITDA increased to $32 million in Q1 2022, up from $20 million in Q1 2021 –

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (May 16, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, reported its financial results for the first quarter ended March 31, 2022. All financial references are in US dollars. During Q1 2022, Bitfarms mined 961 Bitcoin (BTC) at an average cost of production of $8,700/BTC*.

“We delivered another profitable quarter in Q1 2022, even with the decline in the price of BTC, and revenues were up 42% compared to Q1 2021,” said Geoff Morphy, Bitfarms' President and COO. “We have grown faster than the BTC network, as our hashrate at quarter end was 2.7 Exahash per second (EH/s), up 22% from December 31, 2021. As of today, our hashrate is 3.4 EH/s, representing about 1.5% market share.”

“Our global expansion continued in Q1 2022, as production started at The Bunker and Leger in the City of Sherbrooke, Quebec, as well as in Villarrica, Paraguay. We also acquired a new Sherbrooke location, which we refer to as Garlock that will eventually replace our de la Pointe facility. With 137 megawatts (MW) of productive capacity and a total of 229 MW planned to be operational this year, we are moving forward with increases in our hashrate. In the near term, we expect to exceed 4.0 EH/s by June 30, 2022,” added Geoff Morphy.

Q1 2022 and Recent Financial Highlights

Financial results in Q1 2022 were substantially impacted by the decline in the market price of BTC during the quarter as compared to Q4 2021.

●	Increased total revenues to $40 million, up 40%, from $28 million in Q1 2021, and decreased from $60 million in Q4 2021.

●	Q1 2022 net income of $5 million, up from a net loss of $8 million in Q1 2021 and decreased from $10 million in Q4 2021.

●	Gross mining margin** declined to 76% as it was impacted by the decline in the price of BTC, down from 80% in Q1 2021 and down from 84% in Q4 2021.

●	Adjusted EBITDA** of $32 million, or 80% of revenue, up from $20 million, or 69% of revenue, in Q1 2021, and decreased from $44 million, or 74% of revenue, in Q4 2021.

●	At March 31, 2022, held $77 million in cash and BTC valued at approximately $239 million, based upon a Bitcoin price of approximately $45,500 as reported by Coinmarketcap.com at March 31, 2022, and had working capital of $181 million.

●	On January 6, 2022, purchased 1,000 BTC for $43 million, adding to BTC treasury holdings.

●	On February 24, 2022, entered into a $32 million equipment financing agreement.

●	On March 28, 2022, expanded borrowing under the Company’s BTC-backed credit facility to $100 million from $60 million.

Recent Operating Highlights

●	Initiated production at the Leger site in the City of Sherbrooke, Québec, increasing total farms in production to nine and increasing operational capacity by 16 megawatts (MW) of Leger’s planned total of 30 MW of capacity.

●	Increased total corporate electrical capacity by 16 MW to 137 MW.

●	Officially launched the Company’s revamped internal miner management system that has been in Beta for the last 9 months. The new management software can enable the Company to individually manage hundreds of thousands of miners across its globally decentralized mining farms with a focus on maximizing uptime.

●	Received and installed over 11,000 miners in Q1 2022. In April 2022, an additional 5,900 new miners were installed, adding more than 590 PH/s to Bitfarms’ online hashrate.

●	Commenced production at The Bunker in the City of Sherbrooke, adding capacity of 12 MW.

●	Acquired an additional location, known as Garlock, in the City of Sherbrooke, to develop an 18 MW facility intended to replace the existing de la Pointe facility scheduled to be retired in February 2023.

●	Commenced production at 10 MW farm in Villarrica, Paraguay.

2022 Expansion Plan Update

Bitfarms’ current expectations and goals for 2022 are summarized below:

•	Existing infrastructure construction contracts are projected to provide capacity for 6.0 EH/s of miners by year-end 2022, reflecting adjustments to the Company’s Argentina construction plan, and expansion opportunities in Canada and Paraguay.

o	2022 quarterly hashrate targets based on current infrastructure construction and miner deliveries schedules are:

▪	4.0 EH/s as of June 30, 2022,

▪	4.2 EH/s as of September 30, 2022, and

▪	6.0 EH/s as of December 31, 2022.

•	Miners and orders for miners with delivery scheduled in 2022 will be capable of producing up to 7.2 EH/s when fully operational.

Opportunities are being evaluated and others will be assessed in Bitfarms’ effort to provide the additional infrastructure and mining hardware to reach the Company’s 8.0 EH/s goal by the end of 2022.

“Our updated development activities in Argentina, Washington, and Quebec continue on track in support of our 2022 quarterly EH/s goals,” noted Geoff Morphy. “Our business development for 2022 and into 2023 are focused on a broad portfolio of opportunities, with a diversified mix in various regions where we are currently operating as well as new geographies. We are in advanced discussions for additional production facilities, all of which would utilize sustainably priced hydropower,” added Morphy.

Financing Update

“We are supporting our ongoing growth while ensuring financial stability with a balanced financing strategy. We utilized $72 million in non-dilutive, non-recourse debt financing during Q1 2022,” said Jeffrey Lucas, CFO of Bitfarms. “Going forward, we will continue to maintain flexibility to capitalize on available financing alternatives and our assets in light of our capital requirements and ever-changing market conditions.”

Financing activities included initiating a $100 million BTC-backed credit facility on December 30, 2021, all of which has been drawn and is outstanding, and entering into a $32 million equipment financing agreement on February 24, 2022.

On August 16, 2021, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC, pursuant to which the Company established an at-the-market equity program. From the commencement of the ATM Program through March 31, 2022, the Company issued 30,743,637 common shares at an average share price of approximately $5.77. During the three months ended March 31, 2022, the Company issued 6,820,709 common shares in exchange for gross proceeds of $27.2 million, at an average share price of approximately $3.99, and received net proceeds of $26.3 million after paying commissions and other transaction fees of $0.9 million.

Overall, from its commencement through May 13, 2022, total gross proceeds of $182.2 million have been raised under the ATM Program.

Financial Results for the Quarter ended March 31, 2022

In Q1 2022, the Company generated revenues of $40 million, up $12 million, or 42%, compared to Q1 2021.

Q1 2022 gross mining profit and gross mining margin were $30 million and 76%, compared to $22 million and 80% in Q1 2021, respectively.

In Q1 2022, the Company mined 961 BTC for an average cost of production per BTC of $8,700 in Q1 2022, compared to $8,400 in Q1 2021.

Operating income for Q1 2022 was $7 million, compared to $16 million in Q1 2021. Q1 2022 net income was $5 million, or $0.02 per basic and diluted share, compared to a net loss of $8 million, or $(0.06) per basic and diluted share, in Q1 2021. Q1 2022 EBITDA and EBITDA margin were $27 million and 67%, up from a loss of $3 million and negative 11% in Q1 2021, respectively. Q1 2022 Adjusted EBITDA was $32 million, resulting in an Adjusted EBITDA margin of 80%, compared to $20 million and 69% in Q1 2021, respectively.

At March 31, 2022, the Company held $77 million in cash and 5,244 BTC, of which 3,064 collateralized $100 million in debt.

Cost of Production per BTC Trailing 12 Months (Rounded to nearest $100)

Q1 2022	Q4 2021:	Q3 2021:	Q2 2021:	Q1 2021:
$8,700	$8,000	$6,900	$9,000	$8,400

Bitfarms' average cost of production in Q1 2022 was $8,700, among the lowest reported in the industry. The cost of production in Q3 2021 was lower than other 2021 quarterly periods primarily due to disruptions during that period in China that affected the global BTC network.

Conference Call

Management will host a conference call and live webcast with accompanying presentation today, Monday, May 16, 11 a.m. ET to review the financial results. Following management’s formal remarks there will be a live question-and-answer session, which may include pre-submitted questions. Participants are asked to pre-register for the call through the following link:

Q1 2022 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1- 866-777-2509 (domestic), 1- 412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:

Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through May 23, 2022 and may be accessed by calling 1- 877-344-7529 (domestic) or 1- 412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 2555247. A presentation of the Q1 2022 results will be accessible on Monday, May 16, 2022, under the “Investors” section of Bitfarms’ website.

*Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

**Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures and should be read in conjunction with, and should not be viewed as alternatives to or replacements of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of Non-IFRS measures included in the Company’s MD&A.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release under the heading “2022 Expansion Plan Update” and otherwise regarding expansion plans, including targets and goals for productive capacity and hashrates, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

Bitfarms Ltd. Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Revenues	40,329	28,432	11,897	42%
Cost of sales	23,292	9,120	14,172	155%
Gross profit	17,037	19,312	(2,275)	(12)%
Gross margin	42%	68%	—	—
General and administrative expenses	13,843	2,819	11,024	391%
Loss on disposition of digital assets	34	22	12	55%
Gain on revaluation of digital assets	(3,702)	—	(3,702)	(100)%
Gain on disposition of property, plant and equipment	(12)	(19)	7	(37)%
Operating income	6,874	16,490	(9,616)	(58)%
Operating margin	17%	58%	—	—
Net financial expenses (income)	(4,083)	23,425	(27,508)	(117)%
Net income (loss) before income taxes	10,957	(6,935)	17,892	258%
Income tax expense	6,438	670	5,768	861%
Net income (loss)	4,519	(7,605)	12,124	159%
Basic earnings (loss) per share (in U.S dollars)	0.02	(0.06)	—	—
Diluted earnings (loss) per share (in U.S dollars)	0.02	(0.06)	—	—
Revaluation gain on digital assets (net of tax)	—	5,128	(5,128)	(100)%
Total comprehensive income (loss)	4,519	(2,477)	6,996	282%
Gross mining profit (1)	30,140	22,267	7,873	35%
Gross mining margin (1)	76%	80%	—	—
EBITDA (1)	27,033	(3,029)	30,062	992%
EBITDA margin (1)	67%	(11)%	—	—
Adjusted EBITDA (1)	32,343	19,701	12,642	64%
Adjusted EBITDA margin (1)	80%	69%	—	—

nm: not meaningful

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Net income (loss) before income taxes	10,957	(6,935)	17,892	258%
Interest expense	3,010	898	2,112	235%
Depreciation and amortization expense	13,066	3,008	10,058	334%
EBITDA	27,033	(3,029)	30,062	992%
Share based payment	6,105	420	5,685	nm
Gain on revaluation of digital assets	(3,702)	—	(3,702)	(100)%
Net financial expenses and other	2,907	22,310	(19,403)	(87)%
Adjusted EBITDA	32,343	19,701	12,642	64%

Bitfarms Ltd. Calculation of Gross Mining Profit & Gross Mining Margin

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Gross profit	17,037	19,312	(2,275)	(12)%
Non-mining revenues (1)	(604)	(696)	92	(13)%
Depreciation and amortization expense	13,066	3,008	10,058	334%
Purchases of electrical components and other	312	256	56	22%
Electrician salaries and payroll taxes	329	387	(58)	(15)%
Gross mining profit (2)	30,140	22,267	7,873	35%
Gross mining margin	76%	80%	—	—

(1)	Non-mining revenues reconciliation:

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	March 31, 2022	March 31, 2021	$ Change	% Change
Revenues	40,329	28,432	11,897	42%
Less mining related revenues for the purpose of calculating gross mining margin:
Mining revenues	(39,725)	(27,190)	(12,535)	46%
Hosting revenues	—	(546)	546	100%
Non-mining revenues	604	696	(92)	(13)%

(2)	“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities.